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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                          INSITUFORM TECHNOLOGIES, INC.
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                Delaware                                    13-3032158
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(STATE OF INCORPORATION OR ORGANIZATION)       (IRS EMPLOYER IDENTIFICATION NO.)



             702 Spirit 40 Park Drive
         Chesterfield, Missouri                             63005
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 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)                  (ZIP CODE)



     Securities to be registered pursuant to Section 12(b) of the Act: None


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

     Securities Act registration statement file number to which this form relates: Not Applicable

     Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                                (Title of class)




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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On February 26, 2002, the board of directors of Insituform Technologies, Inc. declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock, $0.01 par value, of Insituform. The dividend distribution is payable to the stockholders of record at the close of business on March 13, 2002. Except as set forth below, each right, when exercisable, entitles the registered holder to purchase one one-hundredth of a share of a new series of voting preferred stock, designated as Series A Junior Participating Preferred Stock, $0.10 par value, at a price of $116.00 per one one-hundredth of a share, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement dated February 26, 2002 between Insituform and American Stock Transfer & Trust Company, as rights agent.

     As of March 13, 2002, the rights will be attached to all common stock certificates representing shares then outstanding and to be issued in the future prior to the date that separate rights certificates are distributed. No separate right certificates will be distributed until the earlier of the close of business on the date which is ten days following the first to occur of:

     o a public announcement that, without the prior written approval of the board of directors of Insituform, a person or group of affiliated or associated persons (other than Insituform, any of its subsidiaries, or any of its employee benefit plans) has acquired, or obtained the right to acquire, a number of shares of Insituform representing 20% of the voting power entitled to vote for the election of directors; provided, however, no rights certificates will be distributed if the person becomes the beneficial owner of 20% or more of the voting power as a result of:

          o an acquisition of common stock directly from Insituform approved by a majority of the board of directors;

          o a repurchase of common stock by Insituform, unless the person acquires additional shares of Insituform (other than by stock dividend, stock split, recapitalization or similar transaction); or

          o inadvertency as determined by the board if the person divests the excess shares promptly;

     o the commencement or first public announcement of the intention of any person (other than Insituform, any of its subsidiaries, or any of its employee benefit plans) to make a tender offer or exchange offer for 20% or more of the voting power without the prior written approval of the board of directors. This date may be extended by the board at any time prior to the actual acquisition by a person of 20% or more of the voting power.

     Until the date that the rights are distributed, each new common stock certificate issued will include a legend disclosing the existence of the rights agreement and stating that the rights are represented by the common stock certificate. During this time, the rights may only be transferred with the common stock. As soon as practicable following the date that the rights are distributed, separate certificates evidencing the rights will be mailed to holders of record of the common stock and the rights will become separately tradeable from the common stock.

     The rights are not exercisable until the date that the separate rights certificates are distributed. The rights will expire on March 12, 2012, unless redeemed, exchanged or otherwise terminated earlier.

     The purchase price, the number of shares of preferred stock covered by each right and the number of rights outstanding are subject to adjustment to prevent dilution in the event of a stock dividend, subdivision, combination or reclassification of the preferred stock, upon the distribution of rights or warrants to subscribe for shares of preferred stock at less than the then current market price of the preferred stock, or upon the distribution of evidences of indebtedness, cash or assets, excluding regular periodic cash dividends.

     In the event that any person acquires a sufficient number of shares of common stock such that the person beneficially owns 20% or more of the voting power, each holder of rights (other than the person who made

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the acquisition) will have the right to receive upon exercise of the rights, shares of common stock of Insituform having a then current market value of two times the aggregate purchase price of the rights exercised. Likewise, in the event that Insituform consolidates or merges with another entity, or Insituform sells or otherwise transfers 50% or more of Insituform's consolidated assets or earning power, holder of rights (other than the person consummating the transaction with Insituform) shall have the right to receive upon the exercise of the rights, shares of common stock of the surviving or purchasing company having a then current market value of two times the aggregate purchase price of the rights exercised.

     At any time after a person acquires 20% of more of the voting power but prior to such time as the person becomes the beneficial owner of 50% or more of the outstanding shares of common stock, the board may decide to exchange all or a portion of the rights for shares of common stock at an exchange rate of one share of common stock for each right owned.

     Any rights that are beneficially owned by the person acquiring 20% or more of the voting power or any other person affiliated or associated with the person will be null and void for purposes of the discount purchase rights described above. Rights that are beneficially owned by a 20% or more beneficial owner or its affiliates and associates will also be null and void in the case of an exchange of rights for common stock.

     No fractional shares of common stock or preferred stock will be issued upon exercise or exchange of a right except fractions of preferred stock which are integral multiples of one one-hundredth of a share. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the stock on the last trading date prior to the date of exercise or exchange of the right.

     At any time prior to a person acquiring 20% or more of the voting power or March 12, 2012, the board of directors may redeem all of the rights at a price of $0.01 per right. In addition, after a person acquires 20% or more of the voting power, the board of directors may redeem all of the rights:

     o if the person beneficially owning 20% or more of the voting power transfers a number of shares such that the person no longer beneficial owns 20% or more of the voting power and no other Person then owns 20% or more of the voting power;

     o if the board decides to enter into a transaction with a person who at the time does not beneficially own 20% or more of the voting power; or

     o if there is a proxy or consent solicitation resulting in a change in the majority of the board of directors in which a person who participated in the solicitation stated at solicitation's commencement the person's intention to take actions which would result in the person acquiring 20% or more of the voting power.

     The preferred stock underlying the rights is not redeemable and junior to any other series of preferred stock Insituform may issue. Each share of preferred stock has a preferential dividend in an amount equal to the greater of $1.00 per share or 100 times any dividend for a share of common stock. In the event of liquidation, the holders of preferred stock receive a preferred liquidation payment equal to the greater of $100.00 per share or 100 times the payment made per each share of common stock. Each one one-hundredth of a share of preferred stock has one vote on all matters submitted to the stockholders and votes together as one class with the common stock. In the event of any merger, consolidation or other transaction in which shares of Insituform's common stock are exchanged for stock of another person, cash or other property, each share of preferred stock is entitled to receive 100 times the amount and type of consideration received per share of common stock. Fractional shares of preferred stock in integral multiples of one one-hundredth of a share will be issuable. In lieu of fractional shares not in multiples of one one-hundredth of a share, cash payment will be made based on the market price of the preferred stock on the last trading date prior to the date of exercise of such rights.

     Until a right is exercised, the holder will have no rights as a stockholder.

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     As of February 26, 2002, Insituform had a total of 60,000,000 shares of common stock authorized, of which 26,503,585 shares were outstanding. Each outstanding share of common stock on March 13, 2002 (other than shares held in Insituform's treasury) will receive one right. As of February 26, 2002, Insituform had a total of 2,000,000 shares of preferred stock authorized, of which no shares were outstanding. Insituform has reserved for issuance 600,000 shares of Series A Junior Participating Preferred Stock.

     The rights may have the effect of discouraging a change in control of Insituform without the prior consent of the board of directors. If a person attempts to gain control of Insituform without the prior approval of the board, the rights will cause substantial dilution to that person then existing equity interest in Insituform. The rights will not interfere with any merger, consolidation or other business combination approved by the board.

     A copy of the form of rights agreement is attached as Exhibit 1 and incorporated herein by reference. In addition, the form of right certificate is attached as Exhibit 2 and a form of letter and summary which will be sent to the stockholders explaining the rights plan is attached as Exhibit 3. The description of the rights above is qualified in its entirety by reference to these attached documents.

ITEM 2.  EXHIBITS

         The following exhibits are included herewith:

Exhibit No.    Description
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1              Form of Rights Agreement, dated as of February 26, 2002, between
               Insituform Technologies, Inc. and American Stock Transfer & Trust
               Company

2 Form of right certificate (included as Exhibit B to Exhibit 1 above)

3 Form of letter and summary (included as Exhibit C to Exhibit 1 above) to be sent to the stockholders of Insituform Technologies, Inc. explaining the Rights Agreement

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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the under signed thereto duly authorized.


                                  INSITUFORM TECHNOLOGIES, INC.



Date: March 8, 2002              By:  /s/ Anthony W. Hooper
                                      ------------------------------------------
                                  Anthony W. Hooper
                                  Title:   President and Chief Executive Officer


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